11022682

2011 JUN 20 AM 11:33

SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8-66011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Keystone Equities Group, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1003 Egypt Road - PO Box 1155
(No. and Street)

Oaks, (City) Pennsylvania (State) 19456-1155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Fretz, Jr. (610-415-6300)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

1800 JFK Boulevard, (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Fretz,Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Keystone Equities Group, LP, as of 31 December, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
GERALD P GAINES, NOTARY PUBLIC
LIMERICK TWP, MONTGOMERY COUNTY
MY COMMISSION EXPIRES NOV 01, 2012

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report in internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Partners
The Keystone Equities Group, LP

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (a limited partnership) (the "Partnership") as of December 31, 2010, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Keystone Equities Group, LP as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 14 - 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 1, 2011

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	100,024
Deposit with clearing organization		100,000
Receivable from clearing organization		165
Prepaid expenses		346
Property and equipment, net		8,981
TOTAL ASSETS	$	209,516

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable	$	67,426
Commissions payable		1,372
Due to affiliate		8,000
Total liabilities		76,798
Commitments and contingencies (Notes 6, 7 and 9)		
Partners' capital		132,718
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	209,516

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions	$	28,650
Interest income		448
Other income		69,984
Total revenues		99,082
Expenses:		
Salary and related expenses		165,339
Commission and other fees		19,149
Write-off of uncollectible employee advances		206,189
Depreciation and amortization		39,095
Insurance		7,706
Office expenses		32,067
Professional fees		82,513
Registration and licensing fees		26,696
Rent		93,771
Telephone		20,507
Travel		5,994
Total expenses		699,026
NET LOSS	$	(599,944)

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

	Keystone General Partners, Inc.	Keystone Group Holdings, LP	Total
Balance - January 1, 2010	$ (9,838)	$ 567,452	$ 557,614
Capital contributions	-	618,493	618,493
Capital withdrawals	-	(443,445)	(443,445)
Net loss	(5,999)	(593,945)	(599,944)
BALANCE - DECEMBER 31, 2010	$ (15,837)	$ 148,555	$ 132,718

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net loss	$ (599,944)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	39,095
Write-off of uncollectible employee advances	206,189
Changes in operating assets and liabilities:	
Receivable from clearing organization	(165)
Due from/to affiliates	55,865
Prepaid expenses	477
Employee advances	(238,613)
Accounts payable	66,080
Commissions payable	1,372
Net cash used in operating activities	(469,644)
Cash provided by financing activities:	
Capital contributions	490,950
Net increase in cash	21,306
Cash - beginning	78,718
CASH - ENDING	$ 100,024
Supplemental disclosure of non-cash operating and financing activities:	
Forgiveness of accounts payable, related party	$ 127,543
Distributions in the form of forgiveness of advances	$ 443,445

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. BUSINESS ACTIVITY

The Keystone Equities Group, LP (the "Partnership"), a Pennsylvania limited partnership, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is licensed by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is owned by Keystone General Partners, Inc., the general partner and 1% owner, and Keystone Group Holdings, LP, the limited partner and 99% owner. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients, and strategic consulting services. The Partnership is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2. GOING CONCERN

The accompanying financial statements have been presented on the basis that the Partnership is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, for the year ended December 31, 2010, the Partnership incurred a loss of $599,944. This factor raises substantial doubt about the Company's ability to continue as a going concern. The Partnership's management has taken certain steps to raise additional capital, produce new sources of revenue, and reduce operating expenses. The ability of the Partnership to continue as a going concern is dependent, in part, on the success of these actions. The accompanying financial statements do not include any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that might be necessary should the Partnership be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of the lease term, including anticipated renewals, or their estimated useful lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Partnership adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Customer security transactions and the related commission income and expenses are recorded on a trade-date basis as securities transactions occur.

The Partnership earns fees as a placement agent for client securities. Cash placement fees earned as a placement agent for client securities are recognized upon the sale of client securities. Warrants to purchase client securities received as additional compensation in certain placements are recorded at estimated fair value upon receipt.

Other income includes fees from strategic consulting services. Fees from strategic consulting services are recognized when services are performed and collectibility is probable.

Income taxes

The Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Partnership files income tax returns in the U.S. federal jurisdiction and in Pennsylvania. With few exceptions, the Partnership is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2007.

Uncertain tax positions

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Partnership adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Partnership's financial position or operating results other than removing the disclosure. The Partnership evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Partnership did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

At December 31, 2010, the Partnership is engaged in trading and other business consulting services to a limited clientele. The Partnership uses one clearing broker for all of its business. The Partnership permits the clearing broker to extend credit to its clientele secured by cash and securities in the client's account. The Partnership's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the customers and counterparties to satisfy their obligations to the Partnership. The Partnership has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Partnership's clients. It is the Partnership's policy to review, as necessary, the credit standing of its customers and any counterparty. The Partnership does not believe it is exposed to significant risk for non-performance by its customers or counterparties.

Financial instruments that potentially subject the Partnership to significant concentrations of credit risk consist principally of cash, deposits, and commissions receivable. Balances with the clearing broker are insured to their full amount.

In addition to balances maintained with the clearing broker, the Partnership places its cash, which may at times be in excess of FDIC insurance limits, with major financial institutions and limits the amount of credit exposure with any one institution. The Partnership does not believe it is exposed to any significant credit risks for its financial instruments.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Computers	$	50,573
Office equipment		20,949
Furniture and fixtures		7,000
Leasehold improvements		152,314
		230,836
Less: accumulated depreciation and amortization		(221,855)
Property and equipment, net	$	8,981

Depreciation and amortization expense for the year ended December 31, 2010 was $39,095.

NOTE 6. RELATED PARTY TRANSACTIONS

The Partnership leased office space from 1003 Egypt Road Associates, LP ("1003 Egypt Road"), an affiliate related to the Partnership by common ownership, under a month-to-month arrangement from January 1, 2010 to August 31, 2010. On June 1, 2010, two limited partners of Keystone Group Holdings, LP agreed to pay the unpaid rent ($75,000 at that date) for the Partnership and signed a promissory note to 1003 Egypt Road in the amount of $75,000. Further, on September 1, 2010, in connection with entering into a new lease agreement, 1003 Egypt Road forgave an additional amount of unpaid rent ($52,543) owed by the Partnership. The results of the undertakings by the Partners and the forgiveness of unpaid rent owed to 1003 Egypt Road resulted in capital

NOTE 6. RELATED PARTY TRANSACTIONS (CONTINUED)

contributions to the Partnership in the amount of $127,543. Subsequent to year end, 1003 Egypt Road canceled the promissory note to the Partners for no consideration.

The Partnership's new lease agreement with 1003 Egypt Road commenced on September 1, 2010, and expires on August 31, 2015. During the year ended December 31, 2010, the Partnership subleased office space under a month-to-month operating lease with one subtenant.

Rent expense for the year ended December 31, 2010, was $93,771, net of sublease rental income of $12,000. At December 31, 2010, the Partnership owed $27,200 to 1003 Egypt Road for unpaid rent.

The following are future minimum lease payments under this operating lease agreement as of December 31, 2010:

Year ending December 31:		
2011	$	81,600
2012		81,600
2013		81,600
2014		81,600
2015		54,400
	$	380,800

During the year ended December 31, 2010, Keystone Group Holdings, LP charged the Partnership $20,948 for management fees and operating expenses and contributed $490,950 of capital to the Partnership.

In addition, during the year ended December 31, 2010, the Partnership forgave employee advances made to certain limited partners of Keystone Group Holdings, LP in the amount of $443,445. This amount has been accounted for as a distribution to the limited partners. The employee advances were without interest and had no specific terms for repayment.

At December 31, 2010, $8,000 was due to Keystone Group Holdings, LP and is included in "due to affiliate" in the accompanying statement of financial condition.

On December 31, 2010, the Partnership distributed warrants to purchase listed common stock and warrants to purchase privately-held common stock to three limited partners of Keystone Group Holdings, LP. The Partnership valued the warrants at $0 at the time of distribution.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2010, and were subsequently settled, had no material effect on the financial statements as of that date.

Operating lease

The Partnership leases office equipment under a noncancelable operating lease that expires in November 2013. The following are future minimum lease payments under this operating lease agreement in the aggregate as of December 31, 2010:

Year ending December 31:		
2011	$	3,228
2012		3,228
2013		2,825
	$	9,281

NOTE 8. FAIR VALUE MEASUREMENTS

The Partnership owned warrants to purchase common stock that is publicly traded and owned warrants to purchase common stock that is privately traded. The fair market value of these warrants prior to distribution to the partners on December 31, 2010 as discussed in Note 6, was $0 and the fair market value was $0 at December 31, 2009. The warrants were classified within Level 3 on the fair value hierarchy because inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Partnership had no assets classified as Level 1, 2 or 3 in the fair value hierarchy at December 31, 2010.

NOTE 9. LITIGATION

In 2008, the counsel for a non-profit organization (the "non-profit") outlined certain claims against a number of companies, partnerships and individuals (the "Proposed Defendants"), including the Partnership, related to investments made by the non-profit in a limited partnership ("Covenant Partners"). The president of the Partnership is a principal of the general partner of Covenant Partners. Since that time, the non-profit has expressed its continued interest in resolving its claims against the Proposed Defendants, including the Partnership, but indicated it wanted to do so in connection with an ongoing lawsuit against the non-profit that had been filed by the Commonwealth of Pennsylvania. The outcome of the matter currently cannot be predicted, but it is expected that any settlement will be paid by Covenant Partners, not the Partnership, and, accordingly, no amounts have been accrued in the accompanying financial statements.

NOTE 9. LITIGATION (CONTINUED)

As part of its normal regulatory practice, FINRA has conducted ongoing examinations of the Partnership. In addition, FINRA's Department of Enforcement has undertaken an investigation of the Partnership involving its relationship with Covenant Partners and the books and records of the Partnership. In connection with the FINRA examination and the investigation, the Partnership has produced documents, and officers and employees of the Partnership have provided depositions. The FINRA investigation has not progressed to the point that management can draw definitive conclusions as to its outcome, and, accordingly, no amounts have been accrued in the accompanying financial statements. However, the Partnership intends to defend vigorously against allegations of impropriety.

On January 28, 2011, the SEC entered a formal Order of Investigation regarding the Partnership. In connection therewith, subpoenas have been issued to the Partnership for documents, as well as to financial institutions that have relationships with principals involved with the Partnership. The SEC has also indicated an interest in taking testimony from some of the same individuals who gave testimony in the FINRA investigation. The Partnership is in the process of producing documents in the SEC matter. The SEC investigation is at a preliminary stage, and management is unable to form any opinion as to the scope of the investigation; accordingly, no amounts have been accrued in the accompanying financial statements. However, the Partnership intends to defend vigorously against allegations of impropriety.

Management believes that the ultimate resolutions of the matters discussed in the three preceding paragraphs will not have a materially adverse effect on the Partnership's financial condition or operations.

The Partnership is subject to various other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Partnership's financial condition.

NOTE 10. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2010, the Partnership had net capital of $121,491, which exceeded the Partnership's minimum net capital requirement of $5,120. The Partnership's percentage of aggregate indebtedness to net capital was 63.2% at December 31, 2010.

SUPPLEMENTARY INFORMATION

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Partners' capital	$ 132,718
Non-allowable assets:	
Prepaid expenses	346
Property and equipment, net	8,981
Total non-allowable assets	9,327
Net capital before haircuts on security positions	123,391
Haircuts on security positions	1,900
Net capital	121,491
Minimum net capital required	5,120
Excess net capital (net capital less net capital required)	$ 116,371
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$ 113,811

MINIMUM NET CAPITAL

Computation of basic net capital requirement:	
Aggregate indebtedness ("AI")	$ 76,798
6 2/3% of AI	$ 5,120
Statutory minimum net capital required	$ 5,000
Minimum net capital, the greater of 6-2/3% of AI or statutory amount	$ 5,120
Percentage of AI to net capital	63.2%

RECONCILIATION WITH THE PARTNERSHIP'S CORRESPONDING ORIGINALLY FILED UNAUDITED FORM X-17a-5, PART IIA

Net capital as originally reported by the Partnership	$ 121,491
Adjustment to expenses - write-off of uncollectible employee advances	(206,189)
Forgiveness of employee advances in the form of distributions	(443,445)
Reduction in non-allowable assets	649,634
Adjustment to rent expense	(127,543)
Increase in capital contributions	127,543
NET CAPITAL, AS ABOVE	$ 121,491

See independent auditors' report.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
OTHER INFORMATION
DECEMBER 31, 2010

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC:

The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is Pershing LLC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC:

The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
The Keystone Equities Group, LP

In planning and performing our audit of the financial statements of The Keystone Equities Group, LP (the "Partnership") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis. We consider the following deficiency in internal control to be a material weakness:

> The Partnership failed to adequately review the collectability of certain assets in the statement of financial condition in a timely manner, which resulted in the filing of incorrect FOCUS reports and the requirement to amend the FOCUS report for the period ended December 31, 2010.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, with the exception of the material weakness discussed above, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

March 1, 2011

Citrin Cooperman & Company, LLP
CITRINCOOPERMAN.COM

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